Exhibit 4.2

Final Form

LOAN AGREEMENT

This Loan Agreement (this “Agreement”) is made and entered into as of the 7th day of January, 2015 by and between Israel Corporation Ltd. (“IC”) and Kenon Holdings Ltd. (“Kenon”). IC and Kenon shall each be referred to as a “Party”, and collectively, the “Parties”.

WHEREAS, IC intends to consummate a structural change of the holdings of its portfolio companies, under which its holdings in certain of its portfolio companies, including (subject to such changes or variations in the implementation of such structural change as may be executed) IC Power Limited, Zim Integrated Shipping Services Limited, IC Green Energy Limited, Tower Semiconductor Limited and Quantum (2007) LLC, which holds 50% of the interests in Qoros Automotive Co Limited (“Qoros”), will be transferred to Kenon, and IC will distribute, inter alia, the shares in Kenon to its then-current shareholders, whereupon, inter alia, Kenon shall cease to be a subsidiary of IC (the “Change of Holdings”); and

WHEREAS, pursuant to Guarantee Contracts entered into between IC and Chery Automobile Co. Ltd. (“Chery”) dated July 23 2012 and August 2014 (subject to Section 2.2.1 hereto) (the “Qoros Guarantees”), IC has provided certain guarantees to Chery in respect of up to 50% of the obligations guaranteed by Chery pursuant to (i) a Guarantee Deed between Chery and China Construction Bank Co., LTD, Suzhou Branch as agent for a syndicate of Chinese banks and (ii) a counter-guarantee contract between Chery and Changshu Port Development and Construction Co. Ltd., in each case of (i) and (ii) provided in respect of the indebtedness of Qoros under that Syndicated Renminbi/US Dollars Agreement for Fixed Assets Investment with an Aggregate Equivalent Amount of RMB Three Billion dated July 23 2012, between Qoros and said syndicate of Chinese banks (the “Qoros Loan Agreement”); and

WHEREAS, Kenon has requested IC to make available to it, subject to and concurrently with the consummation of the Change of Holdings, one or more loans, and IC is willing to provide such loans to Kenon, subject to and in accordance with the terms and conditions set forth in this Agreement;

NOW, THEREFORE, the Parties hereby agree as follows:

1.	Interpretation; Definitions

1.1.	The preamble to this Agreement forms an integral and a binding part of this Agreement.

1.2.	In addition to the terms defined elsewhere in this Agreement, for all purposes of this Agreement (including the preamble and any schedules, exhibits or appendices hereto) the following terms shall have the meanings given to them in this Section:

1.2.1.	“Availability Period” means the period commencing on the Effective Date and ending on the fifth anniversary thereof, or if earlier, the Loans Repayment Date, and with respect to any unutilized amount of the Loan Facility cancelled in accordance with this Agreement, the date that such cancellation becomes effective;

1.2.2.	“Business Day” means a day on which commercial banks are open for general business in Israel and Singapore, except in relation to any date for the transfer, payment or purchase of USD, a day (other than a Saturday or Sunday) which is also a day on which commercial banks are open for general business, including FX dealings and effecting delivery of USD, in accordance with the market practice on the London interbank market;

1.2.3.	“Commitment Fee” means a fee calculated at a rate equal to 2.1% per annum of any unutilized amount of the Loan Facility, accrued and payable in accordance with this Agreement;

1.2.4.	“Default” means an Event of Default or any event or circumstance specified in Section 8 (Events of Default) which would (with the expiry of a grace period, the giving of notice, the making of any determination or any combination of any of the foregoing) be an Event of Default;

1.2.5.	“Distributions” shall mean any dividends or other similar payment (in cash or in-kind) on, or in respect of, any share capital, or any repayment, prepayment or payment (in cash or in-kind) of the principal of, or interest (whether or not capitalized) or any other amount on, or in respect of any shareholders loans (including by way of set-off);

1.2.6.	“Dollars”, “USD” and “US$” mean the lawful currency of the United States of America;

1.2.7.	“Effective Date” means the date of the closing of the Change of Holdings as shall be designated by IC and specified in its public filings to the stock exchange;

1.2.8.	“Final Repayment Date” means the date falling 10 (ten) years from the Effective Date (or if such day is not a Business Day, the next following Business Day);

1.2.9.	“Financial Indebtedness” means, at any time, Kenon’s indebtedness in respect of or pursuant to: (a) moneys borrowed or raised in any other way having the commercial effect of borrowing or receiving other financing, credit facilities (whether or not utilized), including principal, interest and any and all fees and other amounts owing in respect thereof; (b) moneys raised by the sale of receivables, invoices, bills or notes or other financial assets provided that recourse may be had to the vendor in the event of non-payment of such receivables, invoices, bills or financial assets when due; (c) the net sum of the termination values of derivative transactions entered into in connection with protection against or benefit from fluctuation in any rate or price payable (taking into account only the marked to market value); and (d) the amount of any liability in respect of any guarantee, indemnity or other instrument to assure payment of, or against loss in respect of non-payment of, any indebtedness referred to in (a), (b) and (c) above (without double counting). The foregoing shall be calculated by reference to the data appearing in the most recent unconsolidated financial statements of Kenon, including, for the avoidance of doubt, any amount owing under this Agreement (including, for the avoidance of doubt, (A) the Loan Facility, the outstanding Loans, interest related thereto (including interest at the Default Rate, if any), any Commitment Fee Cancellation Accrual Amount outstanding and outstanding Commitment Fees and (B) the aggregate liability amount for which IC would be liable under the Qoros Guarantees (including, without limitation, amounts in respect of loans, interest and any fees and expenses) and including the outstanding aggregate Qoros Guarantee Liability Amount (without double counting), provided that, for the purposes hereof, any amount of the Qoros Guarantee Liability Amount outstanding at that time shall be calculated at 100% and any amount of the liability under the Qoros Guarantees outstanding at that time for which no IC Guarantee Demand has been issued in accordance with this Agreement shall be calculated at 50%, in each case less any amounts repaid or prepaid in accordance with this Agreement, any unutilized amount of the Loan Facility cancelled in accordance with this Agreement and any amount of the Qoros Guarantees that IC has confirmed to Kenon in writing has been either irrevocably cancelled or recovered, as the case may be).

1.2.10.	“Holdings Value” means, on any day, the product of (i) the average official closing price of a share of IC Power on the New York Stock Exchange (or, if such shares cease to be listed thereon, on the relevant exchange on which they are listed) (expressed in US$) during the 5 (five) most recent exchange business days prior to the relevant date, multiplied by (ii) the total number of shares of IC Power held by Kenon.

1.2.11.	“IC Power” means IC Power Ltd., a company organized under the laws of the State of Israel, with company registration number 51-437498-2;

1.2.12.	“ICP Interests” means (i) shares of IC Power and any other securities or rights convertible into, exercisable for or otherwise conferring the right to acquire, shares of IC Power, in each case on a fully diluted basis, and (ii) any other means of control (within the meaning of that term under the Israeli Securities Law, 1968) in IC Power, either directly or indirectly, by virtue of the holding of any security, by agreement or otherwise.

1.2.13.	“Interest Capitalization Period” means a period commencing on the Effective Date and ending on the fifth anniversary of the Effective Date (or if such day is not a Business Day, the next following Business Day);

1.2.14.	“Interest Period” means (i) the period from the date on which a Loan is provided by IC or a Qoros Guarantee Liability Amount is demanded by IC pursuant to Section 2.2, as applicable, to (and excluding) the next following anniversary of the Effective Date (or if such day is not a Business Day, the next following Business Day), (ii) each successive period of 12 months thereafter (each such period ending on a date which is an anniversary of the Effective Date, or if such day is not a Business Day, the next following Business Day), provided that the last such period shall end on the Final Repayment Date;

1.2.15.	“Interest Rate” means a rate equal to LIBOR plus 6% per annum (calculated in accordance with actual/360);

1.2.16.	“IPO” means, in respect of IC Power, an initial public offering of its shares or equity securities convertible into shares, or the listing thereof for trading, as the case may be, on any recognized exchange in any jurisdiction;

1.2.17.	“LIBOR” means the London interbank offered rate administered by the ICE Benchmark Administration Limited (or any other person which takes over the administration of that rate) for USD and for a period equal to the Interest Period for that Loan or the Qoros Guarantee Liability Amount (as applicable) as of the date which falls two (2) business days on the relevant interbank market prior to the commencement date of each Interest Period, as displayed on the relevant pages of any internationally recognized information service which publishes that rate from time to time (such as Reuters or Bloomberg) reasonably selected by IC, or if no rate is available on such information service, a rate quoted to IC at its request by a bank operating in the London interbank market. The Interest Rate so determined will apply for the period from the commencement of the relevant Interest Period until its expiration.

1.2.18.	“Loan Facility Cap Amount” means an amount equal to (i) US$200,000,000 (two hundred million US Dollars), provided that for the purpose of determining the Loan Facility Cap Amount any amounts capitalized to or accrued on any Loan pursuant to this Agreement shall be disregarded;

1.2.19.	“Loans Repayment Date” means the date falling on the last day of the Interest Capitalization Period, as such date may be extended in accordance with Section 4.1 (and if such day is not a Business Day, the next following Business Day), provided that, notwithstanding anything to the contrary in this Agreement (including the provisions of Section 4.1), if an IPO is consummated at any time prior to the date which is then designated as the Loans Repayment Date, then the Loans Repayment Date shall automatically be extended or shortened, as applicable, to the date which is the earlier of (i) the date falling 18 months after the closing date of the IPO, and (ii) the Final Repayment Date.

1.2.20.	“Net Debt” shall mean, at any time, the aggregate amount of all obligations of Kenon for or in respect of Financial Indebtedness at that time, less cash, cash equivalents and short-term deposits of Kenon, all as appearing in the most recent unconsolidated financial statements of Kenon.

1.3.	The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

1.4.	All references in this Agreement to Sections and annexes or schedules shall, unless otherwise provided, refer to Sections hereof and to annexes or schedules attached hereto. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

1.5.	Unless the context otherwise requires, references to (or to any specified provision of) this Agreement or any other document shall be construed as references to that provision or that document as in force for the time being and as amended, supplemented, modified or replaced in accordance with the terms thereof.

1.6.	References to a law or to a specific section thereof shall be construed as a reference to such law, including any rules or regulations promulgated thereunder, or section, as the same may have been, or may from time to time be, amended, succeeded or re-enacted.

1.7.	The obligations of IC under this Agreement shall be effective as of the Effective Date.

2.	The Loan Facility and Qoros Guarantee Indemnity

2.1.	The Loan Facility.

2.1.1.	In reliance of the representations and undertakings of Kenon hereunder and subject to the terms and conditions of this Agreement, IC makes available to Kenon a USD facility in an aggregate amount not to exceed the Loan Facility Cap Amount (the “Loan Facility”).

2.1.2.	Subject to the terms and conditions of this Agreement (including the conditions set out in Section 2.1.3), Kenon may, from time to time during the Availability Period, request to drawdown one or more loan(s) (each, a “Loan”) under the Loan Facility, by submitting to IC, not less than 10 (ten) Business Days (or such shorter period as IC may in its absolute discretion agree) before any Loan is requested to be made, a notice substantially in the form attached hereto as Schedule 1 (the “Drawdown Notice”).

2.1.3.	Kenon may submit a Drawdown Notice, which will not be regarded as having been duly completed unless all of the following conditions are satisfied -

(a)	the date specified in the Drawdown Notice for the drawdown of the Loan falls within the Availability Period; and

(b)	Kenon has created the relevant pledges in accordance with Section 7.3.1, and has delivered duly executed security documents in accordance with Section 7.3.1 in form and substance agreed between the Parties and satisfactory to IC together with evidence agreed between the Parties and satisfactory to IC that each pledge granted pursuant hereto (or any amendment thereto, as applicable) has been duly filed for registration with the applicable public registry in all relevant jurisdictions.

2.1.4.	Subject to the terms and conditions of this Agreement, IC shall provide the Loan requested by Kenon in a Drawdown Notice in accordance with this Agreement, by bank transfer to Kenon’s bank account in accordance with transfer instructions to be specified in the Drawdown Notice.

2.1.5.	Kenon may apply all amounts borrowed by it under the Loan Facility towards its general corporate purposes or any other purpose approved by its directors. IC shall not be bound or responsible to monitor or verify the application of any amount borrowed pursuant to this Agreement.

2.1.6.	Kenon may request to cancel any unutilized amount of the Loan Facility by submitting a written notice to IC, not less than 5 (five) Business Days (or such shorter period as IC may in its absolute discretion agree) before such cancellation is requested to be made, specifying the requested cancellation date of the Loan Facility and the unutilized amount of the Loan Facility to be cancelled, and as of such date all rights and obligations of the Parties under this Agreement with respect to such unutilized amount of the Loan Facility.

2.2.	The Qoros Guarantee Indemnity.

2.2.1.	IC agrees not to amend the terms of any Qoros Guarantee which would extend the duration thereof or increase the amounts for which IC may be liable under any Qoros Guarantee, without the prior written consent of Kenon.

2.2.2.	Without derogating from the provisions of Section 2.2.1 above, Kenon shall notify IC, promptly upon becoming aware, and otherwise at the request of IC, of any restructuring, material change or amendment to the Qoros Loan Agreement or any agreement entered into by any guarantor, credit support provider and/or by Quantum (2007) LLC in connection thereof.

2.2.3.	Kenon agrees and undertakes to indemnify and reimburse IC in full for any and all amounts actually paid by IC in connection with any Qoros Guarantee for any reason whatsoever together with any reasonable out-of-pocket cost or expense (including reasonable legal fees) paid or incurred by IC in that respect, including in responding to, evaluating, negotiating or complying with any demand or requirement in respect of any of the Qoros Guarantees (the “Qoros Guarantee Liability Amount”).

2.2.4.	IC shall notify Kenon in writing as soon as reasonably practicable after receiving any demand to pay any amount pursuant to any Qoros Guarantee specifying the amount demanded together with copy of the demand, and to the extent reasonably practicable to do so shall liaise with Kenon prior to making any payment in respect of such demand, provided however that nothing herein shall limit IC nor hinder or interfere with the performance of its obligations under law or any contract as it may determine in its sole discretion.

2.2.5.	Kenon shall pay any amount under the Qoros Guarantee Liability Amount following receipt of a written demand from IC (an “IC Guarantee Demand”) as follows: (i) if such IC Guarantee Demand is issued prior to the Final Repayment Date, no later than the Final Repayment Date (including interest accrued thereon in accordance with this Agreement), and in case that prior to the delivery of such IC Guarantee Demand IC has declared that any or all of the Loans and the Qoros Guarantee Liability Amount then outstanding under the Agreement be immediately due and payable prior to their specified maturity, within 14 Business Days of receipt of such IC Guarantee Demand; and (ii) if such IC Guarantee Demand is issued on or after the Final Repayment Date (and without prejudice to the repayment obligation of Kenon in accordance with the provisions of Section 4.2), within 14 Business Days of receipt of such IC Guarantee Demand. For the avoidance of doubt, however without prejudice to the indemnity undertakings of Kenon hereunder and without imposing on IC any duty or obligation to mitigate or eliminate the effect of any circumstances resulting in an amount becoming payable by it or to take any action to recover any amount, any amount actually recovered by IC from any third party (including Qoros or Chery) in respect of amounts paid by it in connection with the Qoros Guarantees shall be reduced from the Qoros Guarantee Liability Amount (that is, there shall be no double recovery).

2.2.6.	The indemnity undertakings of Kenon hereunder shall continue in full force and effect and be binding upon Kenon (and its successors, including liquidators, judicial managers, administrators and trustees) until the expiration of the Qoros Guarantees and the final and irrevocable discharge and/or termination of any and all obligations and liabilities of IC or that IC may incur in connection with the Qoros Guarantees (the “Qoros Guarantee Liability Termination”). For avoidance of doubt, the indemnity undertakings shall not be considered satisfied by any intermediate payment or recovery of all or any amount under this Agreement or any settlement of account in respect thereof, and shall not be prejudiced and the liability of Kenon shall not be affected, as a consequence of an acceleration or declaration by IC of any amount due and payable prior to its specified maturity, by the pursuit or of any right or remedy available to IC or by any invalidity, incapacity or defect in any collateral, security or other credit support or with respect to any indebtedness/liability whatsoever of any person or in any other document signed or to be signed by any person for or in connection with any amount underlying the Qoros Guarantee Liability Amount or any part thereof.

2.2.7.	For the avoidance of doubt, the indemnity undertakings of Kenon hereunder shall be without prejudice to any right or remedy that IC may have against Kenon (including in connection with any breach or default (howsoever defined) under this Agreement or under any other agreement) or against any other person, including Qoros or Chery (subject to the provisions of Section 2.2.8 below), any other agreement or under applicable law, provided that in no event shall the availability of any other right or remedy of IC against any person affect the obligations of Kenon under this Agreement.

2.2.8.	Without prejudice to the foregoing, if reasonably practicable to do so and to the extent permitted by law or any relevant agreement, and subject to receipt of the consent of third parties required under such agreements, if needed, IC shall assign to Kenon, and Kenon undertakes to assume (at Kenon’s sole expense), any and all rights (if any) of IC against Chery and Qoros in connection with the amounts to be indemnified for pursuant hereto in respect of the Qoros Guarantee Liability Amount, and the parties shall use commercially reasonable efforts (at Kenon’s sole expense) to execute, upon written request of Kenon, any instrument reasonably necessary to evidence such assignment. Kenon undertakes to use commercially reasonable efforts to preserve and enforce all of the rights available to it, including those assigned to it pursuant hereto, to recover any amounts paid by IC in connection with the Qoros Guarantees. Kenon further undertakes to apply, in priority to any other amount (other than payments mandatorily preferred in accordance with applicable law) any amounts actually recovered by it from Qoros, Chery or any third party through the pursuit or enforcement of rights available to it under law or contract, including those assigned to it by IC pursuant hereto, to pay off amounts owing to IC pursuant to the indemnity hereunder in accordance with the provisions of this Agreement.

In the event that IC shall determine that it is impossible or inadvisable to assign any rights it may have against Qoros or Chery in accordance with this Section 2.2.8, IC shall notify Kenon of such determination and the Parties shall consult with one another and cooperate (at Kenon’s sole expense) with regard to the pursuit and enforcement of the rights available to IC to recover any amounts paid by IC in connection with the Qoros Guarantees. If, following such consultation between the Parties, Kenon shall notify IC that it wishes to pursue the enforcement of any such rights, IC may (without any obligation) issue Kenon a revocable power of attorney authorizing and empowering Kenon to take action, at its sole expense, in this respect. In the event Kenon notifies IC that it does not wish to enforce such rights (or in the event that Kenon has failed to so notify IC and IC has given Kenon a ten (10) Business Days’ notice (or such shorter notice, if IC believes that further delay may materially prejudice the pursuit and enforcement of its rights and/or its ability to recover any amounts paid in connection with the Qoros Guarantees), IC shall be entitled (but not obligated) to do so, at Kenon’s expense. Nothing herein shall limit IC’s right to join as a party to any legal proceedings, including without limitation where it believes that there may be a conflict of interests that may impair or adversely affect its rights or interests. Any amount actually recovered by IC from Qoros, Chery or any third party through the pursuit or enforcement of rights available to it under law or contract shall be reduced from the Qoros Guarantee Liability Amount (that is, there shall be no double recovery).

2.2.9.	In no circumstances whatsoever shall IC be liable to Kenon for any action taken or not taken by it in connection with the Qoros Guarantees, or for any delay or partial performance thereof other than with respect to willful malicious acts or omissions of IC or anyone on its behalf. Kenon may not take any proceedings against IC, any of its directors, officers, employees or anyone acting on its behalf in respect of any act or omission of any kind by any of them in connection with the Qoros Guarantees, other than with respect to willful malicious acts or omissions. The directors, officers, employees and anyone acting on behalf of IC may rely on this Section and enforce its terms.

3.	Interest, Fees and Other Payments

3.1.	Commitment Fee.

3.1.1.	On each day a Loan is made to Kenon under the Loan Facility in accordance with this Agreement, an amount equal to the Commitment Fee accrued in respect of the amount of that Loan (but for the avoidance of doubt, not any other unutilized portion of the Loan Facility, if any), shall be calculated for the period from the Effective Date to the drawdown date of that Loan in accordance with this Agreement, and be capitalized to that Loan on the drawdown date of that Loan, and shall thereafter be deemed to be a Loan for all intents and purposes hereunder.

3.1.2.	In the event that any portion of the Loan Facility is cancelled in accordance with this Agreement, an amount equal to the Commitment Fee accrued in respect of the unutilized portion of the Loan Facility so cancelled shall be calculated for the period from the Effective Date to the date of cancellation of such portion of the Loan Facility in accordance with this Agreement (such amount, a “Commitment Fee Cancellation Accrual Amount”). On the last day of the Interest Capitalization Period, the Commitment Fee in respect of any unutilized amount of the Loan Facility then remaining shall be calculated for the period from the Effective Date to (and including) that date, and shall constitute a Commitment Fee Cancellation Accrual Amount. For avoidance of doubt, each Commitment Fee Cancellation Accrual Amount shall be deemed to be a Loan for all intents and purposes hereunder (including, without limitation, that it shall become due and payable on the Loans Repayment Date).

Each Commitment Fee Cancellation Accrual Amount shall accrue interest at the Interest Rate, calculated daily (in accordance with actual/360) from the date of cancellation of such portion of the Loan Facility to (and including) the last day of each Interest Period during the Interest Capitalization Period, and such interest shall be capitalized to that Commitment Fee Cancellation Accrual Amount on the last day of each such Interest Period (other than the last date of the Interest Capitalization Period if such day is the Loans Repayment Date).

3.2.	Interest.

3.2.1.	The outstanding amount of each Loan and the outstanding amount of the Qoros Guarantee Liability Amount outstanding (including, in each case, interest amounts previously capitalized thereto in accordance with this Agreement), shall bear interest at the Interest Rate, which shall be calculated in accordance with Section 3.2.2 below with respect to each Interest Period from the date of which each such Loan is provided by IC or that such amount under the Qoros Guarantee Liability Amount is demanded by IC pursuant to Section 2.2, as applicable, and until the date of the final repayment of that Loan or the Qoros Guarantee Liability Amount, as applicable, provided that it shall not extend beyond the Final Repayment Date.

3.2.2.	Interest as aforesaid in Section 3.2.1 above shall be calculated at the Interest Rate and accrue daily (in accordance with actual/360) from the date on which each such Loan is provided by IC or that amount under the Qoros Guarantee Liability Amount is demanded by IC pursuant to Section 2.2 (or, in the case of amounts capitalized to that Loan or Qoros Guarantee Liability Amount in accordance with this Agreement, from the date on which such amount is so capitalized thereto), as applicable, to (and including) the last day of each Interest Period during the Interest Capitalization Period, and capitalized to the relevant Loan or the Qoros Guarantee Liability Amount, as applicable, on the last day of each such Interest Period (other than the last date of the Interest Capitalization Period if such day is the Loans Repayment Date).

3.2.3.	Interest on any Loan and the Qoros Guarantee Liability Amount outstanding, as applicable (including, in each case, interest amounts capitalized thereto in accordance with this Agreement), shall be calculated at the Interest Rate, shall accrue daily (in accordance with actual/360) during each Interest Period following the Interest Capitalization Period, and shall be payable on the last day of each such Interest Period (and in any event on the Loans Repayment Date).

3.3.	Default interest. In the event that Kenon fails to pay any amount owing by it hereunder on the due date therefor (subject to any applicable grace or cure periods set forth in this Agreement), and IC has declared any amounts accrued or outstanding under the Agreement immediately due and payable, additional interest shall accrue on the overdue amount from the due date up to the date of actual payment (both before and after judgment) at a rate of 3% per annum (the “Default Rate”). Any interest accruing at the Default Rate under this Section shall be immediately payable by Kenon upon demand by IC.

3.4.	Costs and expenses. Kenon shall pay to IC on demand all costs and expenses reasonably incurred by IC, including reasonable fees and expenses of IC’s legal advisors, in connection with any default or the enforcement of, or preservation of rights under this Agreement (including with respect to the contemplation of any enforcement and preparation therefor, and the creation, perfection and preservation of any pledge granted pursuant hereto).

4.	Repayment and Prepayment

4.1.	Extension of the Loans Repayment Date. Kenon shall have the right to notify IC, on or prior to the date which is one month prior to the then designated Loans Repayment Date (an “Extension Notice Date”), and provided that an IPO has not been consummated on or prior to that Extension Notice Date, that the Loans Repayment Date be extended to the date which is the earlier of (i) the date falling no later than 2 years after the date which is then designated as the Loans Repayment Date, and (ii) the Final Repayment Date.

4.2.	Repayment. Subject to Section 4.3, Kenon shall (i) on the Loans Repayment Date, repay to IC an amount equal to one hundred percent (100%) of the then-outstanding Loans and any Commitment Fee Cancellation Accrual Amounts and (ii) on the Final Repayment Date, pay to IC an amount equal to one hundred percent (100%) of the Qoros Guarantee Liability Amount then outstanding, in each case including interest amounts capitalized in accordance with this Agreement, together with any accrued interest and all other amounts owing hereunder which then remain unpaid.

4.3.	Prepayment. Kenon shall have the option to prepay to IC all or any part of the then outstanding Loans, Qoros Guarantee Liability Amount and Commitment Fee Cancellation Accrual Amounts without being required to pay any make-whole or similar payments. Kenon shall deliver a notice to IC of its election to make such prepayment at least three (3) Business Days prior to the proposed prepayment date (which notice shall specify the prepayment amount and the proposed date for prepayment which must be a Business Day). Kenon shall pay the prepayment amount specified in its notice on the proposed date for prepayment.

4.4.	No Reborrowing. Kenon shall not be entitled to reborrow under this Agreement any part of any Loan which is repaid or prepaid hereunder.

5.	Payment Mechanics

5.1.	Payments. All payments to be made by Kenon to IC shall be made in Dollar by bank transfer to an account designated by IC (if Kenon has not received instructions regarding details of such account at least 5 Business Days prior to the relevant payment date, it shall notify IC thereof and request such instructions).

5.2.	No Set-Off. All payments to be made by Kenon to IC under this Agreement shall be calculated and made without (and free and clear of any deduction for) set-off or counterclaim.

5.3.	Taxes.

5.3.1.	If a deduction or withholding for or on account of tax (other than Israeli income tax of IC) from a payment under this Agreement is required by law to be made by Kenon (“Tax Deduction”), then the amount of the payment due from Kenon shall be increased to an amount which (following such Tax Deduction) leaves an amount equal to the payment which would have been due if no such Tax Deduction had been required.

5.3.2.	Kenon shall make, in consultation with IC, any such Tax Deduction and any payment required in connection therewith, within the time allowed and in the minimum amount required by law, and shall deliver to IC, as soon as reasonably practicable thereafter, evidence reasonably satisfactory to IC that the Tax Deduction has been made or (as applicable) any appropriate payment paid to the relevant taxing authority.

5.3.3.	Without derogating from the foregoing, IC and Kenon shall cooperate in good faith in completing any procedural formalities necessary for Kenon to apply (at Kenon’s cost) for authorization to make that payment without a (or with a reduced) Tax Deduction under the Singapore-Israel Treaty for the Avoidance of Double Taxation (the “Treaty”). Such cooperation shall only extend to assisting Kenon, on a best efforts basis, with any documentation reasonably required in order to qualify for the Treaty (including a Certificate of Residence from the Israeli tax authorities) and otherwise assist in any procedures reasonably required for Kenon in claiming the benefits under the Treaty and to obtain authorization to make any payment with no (or with a reduced) Tax Deduction. Kenon shall timely transfer the withheld taxes to the Singapore tax authorities, and as soon as practicable thereafter shall deliver to IC all relevant documents and information in connection therewith.

5.3.4.	If any payment is increased in accordance with Section 5.3.1, and IC actually receives a tax refund which is attributable to a Tax Deduction borne by Kenon under this Agreement, IC shall reimburse Kenon, within 30 days or receipt of such tax refund, an amount equal to the lower of (i) the amount by which any payment is increased in connection with said Tax Deduction in accordance with Section 5.3.1 and (ii) the amount of the tax refund actually received by IC. IC shall promptly notify Kenon of any tax refund obtained (if obtained) in Israel for such Tax Deduction. IC shall not be required to disclose any information relating to the administration of its tax affairs.

5.4.	VAT. Unless expressly stated otherwise, all amounts payable by Kenon specified in this Agreement do not include value added tax or goods and services tax, to the extent applicable under applicable law of any jurisdiction. Kenon shall pay to IC all value added tax, if any, payable in respect of any payment to be made by Kenon under the Loan Agreement and shall bear any goods and services tax, if any, payable on any supply made by IC to Kenon under this Agreement.

5.5.	Application of Payments. If IC and/or any receiver, administrator, administrative receiver, judicial manager, trustee or other similar officer, receives a payment that is insufficient to discharge all the amounts then owed or due and payable by Kenon under this Agreement, such amount shall be applied towards the obligations of Kenon under this Agreement in the following order or in such other order as IC may deem fit (notwithstanding any appropriation made (if made) by Kenon):

5.5.1.	first, in or towards payment of all expenses with respect to the collection of any amount, including any unpaid fees of any receiver, judicial manager, administrator, trustee or other similar officer, in the amount determined by IC pursuant to this Agreement or by the relevant court, execution office or any other relevant authority;

5.5.2.	second, in or towards payment of any unpaid costs and expenses of IC under this Agreement;

5.5.3.	third, in or towards payment of any other amount owing under this Agreement to IC but unpaid, other than principal of the Loans and the Qoros Guarantee Liability Amount, in such order as IC deems fit; and

5.5.4.	fourth, in or towards payment to IC on account of the principal of the Loans and the Qoros Guarantee Liability Amount.

6.	Representations and warranties of Kenon

Kenon represents and warrants to IC (which representations will be deemed to be repeated on each day), in each case from the date of this Agreement and until all amounts owed or payable under this Agreement have been irrevocably paid in full and until the Qoros Guarantee Liability Termination, as follows and acknowledges that IC is entering into this Agreement in full reliance thereof:

6.1.	Status. It is a company, duly incorporated and validly existing under the law of its jurisdiction of incorporation, and has the power to carry on its business as it is being conducted from time to time.

6.2.	Capacity. It has the right, power, authority and capacity to execute and deliver this Agreement, to consummate the transactions contemplated hereby and to perform its obligations under this Agreement.

6.3.	Authorization and binding obligations. This Agreement has been authorized by all necessary corporate action on its part, has been duly executed and delivered by it through its authorized officers, and it represents valid and binding obligations enforceable against it in accordance with its terms.

6.4.	Consents. No consent, approval or authorization of, exemption by, or filing with, any governmental or regulatory authority or any third party is required in connection with the execution, delivery and performance by Kenon of this Agreement and the consummation of the transactions contemplated herein other than filing or other actions required for the perfection of the pledges and security interests under Section 7.3 hereto.

6.5.	Non-conflict. Its entry into, and performance by it of, this Agreement does not and will not conflict with, or result in a violation of (i) its organizational documents, (ii) any other agreement to which it is a party, (iii) any order, judgment, award, injunction, decree, ordinance or regulation or any other restriction by which it is bound, or (iv) any authorization, consent to which it is subject.

6.6.	Governmental regulation. It is not subject to regulation or other legal impediment under any applicable law which may limit its ability to incur indebtedness or which may otherwise render all or any portion of the obligations under this Agreement illegal, invalid or unenforceable.

6.7.	No filing or stamp taxes. It is not necessary, under the laws of Kenon’s jurisdiction of incorporation that this Agreement be filed, recorded or enrolled with any court or other authority in that jurisdiction or that any stamp, registration or similar tax be paid on or in relation to this Agreement or the transactions contemplated by this Agreement other than in relation to the perfection of pledges and security interests under Section 7.3 hereto by (i) a statement containing particulars of charge in respect of the security documents to be filed and lodged with the Accounting and Corporate Regulatory Authority of Singapore, and (ii) the payment of stamp duty (which on the date hereof is in the amount of Singapore $500) payable in Singapore in respect of the stamping of security documents to be executed in respect of such pledges and security interests.

6.8.	Financial statements. The financial statements of Kenon are and will be prepared in accordance with generally accepted accounting principles, including International Financial Reporting Standards, consistently applied and truly and fairly represent the financial condition of Kenon for the relevant financial period referred to therein.

6.9.	Governing law and enforcement.

6.9.1.	The choice of the law of the state of Israel as the governing law of this Agreement and the submission by Kenon hereunder to the jurisdiction of the courts of Tel-Aviv-Jaffa, Israel will be recognized and enforced in Singapore, except, in respect of the choice of law provisions and solely in the case of enforcement of the provisions hereof in any court in Singapore, to the extent that such court determines any such provision to be illegal or contrary to public policy or applicable mandatory law in Singapore or that any matters of procedure including questions of set-off and counter-claim, interest chargeable on judgment debts, priorities, measure of damages, limitation of actions and submissions to the jurisdiction of foreign courts would be governed by the laws of Singapore to the exclusion of the relevant expressed governing law.

6.9.2.	Any judgment obtained in the courts in Tel-Aviv-Jaffa, Israel in relation to this Agreement will be recognized in Singapore, and will be enforced in Singapore, provided it is a final and conclusive, monetary judgment for a fixed sum (other than for the payment of taxes, a fine or penalty), and subject to the following conditions: (i) the relevant court had jurisdiction over Kenon in that Kenon was, at the time such proceeding was instituted, resident in the jurisdiction in which such proceeding had been commenced or had submitted to the jurisdiction of the relevant court; (ii) that judgment was not obtained by fraud; (iii) the enforcement of that judgment would not be contrary to public policy of Singapore; and (iv) the judgment had not been obtained in contravention of the principles of natural justice.

6.10.	Pari passu ranking. Its payment obligations under this Agreement will rank at all times at least pari passu with the claims of all its other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law applying to companies generally.

7.	Undertakings and Covenants of Kenon

Kenon undertakes in favor of IC from the date of this Agreement and until the later of: (a) the date of final repayment of all amounts owed or payable under this Agreement and (b) the Qoros Guarantee Liability Termination, as follows:

7.1.	Information undertakings.

7.1.1.	to supply to IC as soon as the same are issued, the audited consolidated and unconsolidated annual financial statements as of the end of and for the previous financial year of Kenon, and in respect of each of the first three financial quarters of each financial year of Kenon, the unaudited consolidated and unconsolidated interim financial statements for that financial quarter of Kenon, in each case prepared in accordance with generally accepted accounting principles, including International Financial Reporting Standards, consistently applied;

7.1.2.	to supply, as soon as the same are issued and become available, the audited consolidated annual financial statements (and if issued and when the same becomes available, the audited unconsolidated annual financial statements) as of the end of and for the previous financial year, and in respect of each of the first three financial quarters of each financial year of IC Power and Qoros, the unaudited consolidated interim financial statements (and if issued and when the same becomes available, the unaudited unconsolidated interim financial statements) for each financial quarter, of each of IC Power and Qoros, respectively, in each case prepared in accordance with generally accepted accounting principles, including International Financial Reporting Standards, consistently applied; and

7.1.3.	to promptly provide information and/or documentation regarding the financial condition, business and operations of each of Kenon, IC Power and Qoros, as IC may reasonably request, including financial statements as of and for any financial period (whether before or after the Effective Date), in each case (including in respect of financial statements provided pursuant to Sections 7.1.1 or 7.1.2) together with all reports, management’s letters, legal opinions and accountants/auditors’ comfort letters and consents for the inclusion of the foregoing in IC’s public regulatory filings (provided that, the provision of third party letters and opinions so requested is consistent with market practice), and any other information and/or documentation, and provided further that the aforesaid is required for fulfillment by IC of any legal or regulatory requirements, including for disclosure in any periodic report (including annual and quarterly reports and such other reports) and/or immediate report, according to applicable regulatory reporting obligations to which IC will be subject and under any applicable law, or in the course of preparing and filing of public offerings of any kind (prospectuses, shelf prospectuses, registration statements and the like) or other corporate filings in any jurisdiction required under any applicable law or regulations (in which case the request for such information shall be deemed to be reasonable).

Without prejudice to the foregoing, it is agreed that where the financial statements of Kenon, IC Power or Qoros have been filed with the Securities and Exchange Commission, failure to deliver such financial statements shall not constitute a breach of this undertaking unless IC has requested Kenon to deliver copies of such financial statements and Kenon has not delivered them to IC within 5 (five) Business Days of such request.

Notwithstanding anything to the contrary in this Agreement, following the Final Repayment Date, Kenon undertakes to promptly provide to IC, any of the aforesaid information and documents in accordance with Section 7.1.3 reasonably required by IC in order to comply with its filing obligations under applicable law (including financial statements). Notwithstanding the aforesaid, following the Qoros Guarantee Liability Termination, Kenon will be required to provide the aforesaid information and documents in relation to Qoros only to the extent these are required by IC in order to fulfill its filing obligations under applicable law. The provisions of this Section 7.1 shall survive the termination of this Agreement.

7.2.	Notifications.

7.2.1.	Kenon shall notify IC, promptly upon becoming aware, and otherwise at the request of IC, of the occurrence of any Default, breach of or non-compliance with any undertaking or condition contained in this Agreement (save as would be considered to be de minimis), and the steps, if any, being taken to remedy it.

7.2.2.	Kenon shall notify IC, as soon as reasonably practicable after the occurrence of any acquisition or disposition of any material asset, any public offering or private placement of shares or other securities, or any restructuring, rehabilitation or rescheduling of indebtedness, reorganization, scheme of arrangement or any similar event (including the commencement of negotiations with creditors or other stakeholders in connection therewith), commencement of any proceedings for liquidation, bankruptcy, insolvency, winding-up or other proceedings affecting creditors’ rights generally, in each case by or in respect of any of Kenon, IC Power (including any subsidiary thereof which is material to its business), Quantum (2007) LLC or Qoros. The report hereunder will contain a description of such events. Kenon’s obligations to notify IC in connection with IC Power (including its subsidiary as aforesaid), Quantum (2007) LLC or Qoros as aforesaid shall be subject to the information being available to Kenon and within its knowledge.

7.2.3.	Kenon shall notify IC, promptly upon becoming aware, and otherwise at the request of IC, of (i) any restructuring, material change or amendment to the Qoros Loan Agreement or any agreement entered into by any guarantor, credit support provider and/or by Quantum (2007) LLC in connection thereof, and (ii) the occurrence of any default or breach by Qoros pursuant to the Qoros Loan Agreement and/or by any guarantor, credit support provider and/or by Quantum (2007) LLC pursuant to any other agreement or document entered in connection therewith, and shall provide IC any relevant information in that respect.

7.3.	Security interest over ICP Interests.

7.3.1.	Prior to the consummation of an IPO, Kenon undertakes to grant the following pledges and security interest in favor of IC as security for the full and punctual payment of all amounts owing by Kenon to IC from time to time under this Agreement:

(a)	as soon as reasonably practicable following the Effective Date (and prior to the utilization of the Loan Facility in accordance with this Agreement (as a condition to the drawdown of the initial Loan hereunder)), create a first ranking priority fixed pledge and security interest in favor of IC with respect to ICP Interests comprising no less than 40% of all ICP Interests then issued and outstanding; and

(b)	prior to the utilization of any Loan under the Loan Facility in accordance with this Agreement (as a condition to the drawdown of any Loan thereunder), create, or ensure the existence of, for each amount of US$50,000,000 (or part thereof) out of the aggregate principal amount of all the Loans to be outstanding following the draw-down of such Loan, a first ranking priority fixed pledge and security interest in favor of IC with respect to ICP Interests comprising 6.5% of all ICP Interests then issued and outstanding, provided that, the aggregate percentage of ICP Interests that shall be pledged hereunder shall not exceed 66% of all ICP Interests then outstanding.

By way of illustration: (I) the utilization of a Loan under the Loan Facility in a principal amount of US$80,000,000 (assuming no Loans had been previously made) shall be subject to the creation of a pledge pursuant hereto with respect to ICP Interests comprising in the aggregate 53% of all ICP Interests then outstanding; (II) the utilization of a Loan under the Loan Facility such that the aggregate principal amount of all Loans previously utilized together with the Loan to be utilized would exceed US$150,000,000 shall be subject to the creation or existence of a pledge(s) pursuant hereto with respect to ICP Interests comprising in the aggregate 66% of all ICP Interests then outstanding), in each case, pursuant to security documents in form agreed by the parties prior to the draw-down of the initial Loan (mutatis mutandis according to the security interest pledged with respect to each Loan), provided that prior to the draw-down of future Loans, IC shall be entitled to amend the form of the pledge documents to be executed by Kenon to the extent required as a result of changes in applicable law.

7.3.2.

Kenon shall execute and deliver to IC, no later than the dates referred to herein, all documents that are necessary for the purpose of registering or otherwise perfecting each pledge and security interest granted pursuant hereto in accordance with applicable law in any relevant jurisdiction (including the recordation or registration thereof in any public registry in such jurisdiction), and shall pay all fees and charges (if any) in connection with such registration or perfection and any stamp duty payable in Singapore in respect of the stamping of said security documents. At the request of IC, Kenon shall provide, upon the registration of any pledge (or an amendment thereto, as may be applicable), a legal opinion of its Singaporean external legal counsel regarding the legality, validity and perfection of the pledge and security interest (and any amendment or extension thereof, as the case may be) under Singaporean law in form satisfactory to IC.

7.3.3.	Without prejudice to the foregoing, Kenon shall, promptly following the request of IC, execute all documents and take all steps as IC may reasonably require in order to ensure that the pledges granted pursuant hereto shall be valid and binding against third parties, and to execute and/or deliver to IC any additional and/or new pledge or amendment of, or supplement to, the foregoing pledges and any other documents as IC shall require for this purpose.

7.3.4.	In the event that any Transaction permitted by Section 7.5.2 is effected or consummated prior to the consummation of an IPO, Kenon undertakes to ensure that the closing or completion of such Transaction shall be subject to the creation and registration of a pledge and security interest over the corresponding shares of the Purchasing Entity (together with any related rights and other rights of Kenon as a shareholder in such entity), on substantially the same terms as the pledge granted over the ICP Interests pursuant hereto (provided however that IC may require to include or modify any term which it reasonably believes is necessary to protect its interest and enable it to exercise any rights or remedies with respect to such pledge in accordance with applicable law), and Kenon shall execute such documents, complete such procedures and take all such actions as required by Sections 7.3.2 and 7.3.3 (including the registration of the pledge and security interest and the delivery of a legal opinion at the request of IC). If Kenon shall notify IC that it is a condition to the closing or to the completion of the foregoing Transaction that any pledge(s) and security interest created and registered in favor of IC over any ICP Interests shall be released, IC shall execute and deliver to Kenon a release in respect of such pledge(s) and security interest, which IC may subject by the creation and registration of the pledge and security interest referred to above upon or immediately following the closing or completion of said Transaction.

7.3.5.	For the avoidance of doubt, the provisions of this Section 7.3 shall not be construed as limiting or restricting the grant of any security interest by IC Power over its assets including any shares or interests in its subsidiaries.

7.3.6.	Following the consummation of an IPO, IC shall, within 3 (three) Business Days of Kenon’s request, and provided that no Default, breach of or non-compliance with any material undertaking or material condition contained in this Agreement under this Agreement is then continuing and the ratio of Holdings Value to Net Debt on such day is at least equal to 2:1, confirm in writing to Kenon that the pledges created pursuant hereto shall be released, and IC shall within such 3 Business Day period sign and deliver to Kenon the documents required in order to delete or deregister such pledges from any public registry in which they were recorded, in each case at the expense of Kenon.

7.4.	Incurrence of Indebtedness. Following the consummation of an IPO, Kenon shall not incur nor assume any Financial Indebtedness (other than the drawdown of Loans under the Loan Facility in accordance with the terms of this Agreement, the Qoros Guarantee Liabilities Amounts, Commitment Fee Cancellation Accrual Amounts and any other indebtedness under this Agreement), unless the ratio of Holdings Value to Net Debt is at least equal to 2:1 as of immediately following such incurrence (as calculated immediately prior to such incurrence, taking into account and giving effect to such incurrence. In determining the effect of such incurrence, the net cash proceeds to be received under the Financial Indebtedness so incurred or assumed by Kenon shall not be taken into account in the calculation of the ratio of Holdings Value to Net Debt unless it is either (A) actually applied (in whole or in part, as may be applicable) in exchange for, or to renew, refund, refinance, replace or discharge, any other Financial Indebtedness (in whole or in part), or (B) deposited in a segregate account and pledged in favor of IC under a first ranking fixed pledge until application of any amount thereof in accordance with (A) above, in each case to the extent required to satisfy the required ratio of Holdings Value to Net Debt).

7.5.	Transactions in IC Power or in ICP Interests.

7.5.1.	Following the consummation of an IPO, Kenon shall not enter into nor permit, cause or agree to the entry into or consummation of, any transaction or a series of related transactions, including (but not limited to) any sale, transfer, assignment, issuance, tender offer, share exchange, merger, reverse merger, repurchase or other transaction(s) or as a result of any corporate restructuring or reorganization of IC Power, in each case involving the sale or issuance of any ICP Interests and/or the sale, transfer, conveyance, lease or other disposal of all of the assets of IC Power (a “Transaction”) in which Kenon receives any cash proceeds as consideration under the Transaction, unless the ratio of Holdings Value to Net Debt is at least equal to 2:1 as of immediately following such Transaction (as calculated immediately prior to the consummation thereof, taking into account and giving effect to such Transaction. In determining the effect of such Transaction, any amount of the net cash proceeds to be received by Kenon in the sale or issuance of ICP Interests (as opposed to the sale, transfer, conveyance, lease or other disposal of IC Power’s assets as aforesaid) shall not be taken into account in the calculation of the ratio of Holdings Value to Net Debt unless it is either (A) actually applied (in whole or in part, as may be applicable) in exchange for, or to renew, refund, refinance, replace or discharge, any Financial Indebtedness (in whole or in part), or (B) deposited in a segregate account and pledged in favor of IC under a first ranking fixed pledge until application of any amount thereof in accordance with (A) above, in each case to the extent required to satisfy the required ratio of Holdings Value to Net Debt).

7.5.2.	Kenon shall not, enter into or effect a Transaction which would result in Kenon acquiring shares of another entity (including an entity formed by or surviving any merger, consolidation, amalgamation or combination with or into IC Power) (the “Purchasing Entity”) in consideration of, in exchange for or against the tendering of, its shares in IC Power or in consideration of the sale, transfer, conveyance, lease or other disposition of all or substantially all of the assets of IC Power to the Purchasing Entity, unless all of the following conditions are satisfied (without prejudice to the provisions of Section 7.3.4):

(a)	before the consummation of an IPO, the Purchasing Entity is organized in a country which has diplomatic ties with the State of Israel; and

(b)	following the consummation of an IPO, the shares of the Purchasing Entity acquired by Kenon in such Transaction are listed for trading on any recognized exchange in any jurisdiction.

In the event that a Transaction permitted under this Section is effected or consummated, the provisions of this Agreement that apply to shares in IC Power or to ICP Interests shall apply, mutatis mutandis, to the shares of the Purchasing Entity (and, where applicable, references to IC Power and to ICP Interests, including for the avoidance of doubt under the definition of Holdings Value and for the purpose of the undertakings under Sections 7.1 (Information undertakings) and 7.2 (Notifications), shall be construed as references to the Purchasing Entity and to the shares in the Purchasing Entity, and for the avoidance of doubt such provisions shall thereupon cease to apply to IC Power and to ICP Interests).

7.5.3.	Notwithstanding anything to the contrary herein, Kenon shall not enter into any transaction or a series of related transactions following the consummation of an IPO, as a result of which the shares of IC Power cease or will cease to be listed or traded on a recognized exchange.

7.6.	Distributions by Kenon. It will not make, nor resolve to make or permit, cause or agree to the payment of, any Distributions other than as set out below:

7.6.1.	prior to the consummation of an IPO, Kenon may resolve or approve a Distribution in-kind to its shareholders consisting solely of shares of Zim Integrated Shipping Services Limited and/or shares of Renewable Energy Group, Inc and/or shares of Tower Semiconductor Limited held by Kenon;

7.6.2.	following the consummation of an IPO, Kenon may make, resolve to make or permit, cause or agree to the payment of, any Distributions, provided that upon payment of such Distributions and immediately after giving effect to payment of such Distributions, the ratio of Holdings Value to Net Debt is at least equal to 2:1; and

7.6.3.	IC agrees that in the event that Kenon meets its undertakings under this Section 7.6 but does not have sufficient retained earnings in order to make any non-cash distribution in-kind (but, for the avoidance of doubt, not any cash distribution (in whole or in part)), IC will not object to Kenon’s application for a capital reduction, if so needed in order to enable the making of such Distribution, provided however that such agreement shall not prejudice any other obligation of Kenon hereunder nor constitute a waiver by IC of any of its rights under this Agreement, including for the avoidance of doubt, any rights which arise following any breach by Kenon or a default under this Agreement.

8.	Events of Default

Each of the events or circumstances set out in this Section 8 is an “Event of Default” (whether or not caused by any reason outside the control of Kenon or of any other person):

8.1.	Non-payment. Kenon does not pay on the due date any amount payable pursuant to this Agreement, unless payment is made as soon as practicable and in any event within 5 (five) Business Days of its due date (other than any payments due on the Loans Repayment Date (as may be extended in accordance with Section 4.1 hereto) or the Final Repayment Date, as applicable, for which there shall be no grace or cure period).

8.2.	Breach of Certain Undertakings. Kenon does not comply with any of the covenants or undertakings in Sections 7.4 (Incurrence of Indebtedness), 7.5 (Transactions in IC Power or in ICP Interests), and 7.6 (Distributions by Kenon).

8.3.	Cross default. Any Financial Indebtedness of Kenon is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default (however described), provided that the aggregate amount of such Financial Indebtedness exceeds individually or in aggregate US$50,000,000 (fifty million US Dollars) (or its equivalent in any other currency or currencies) and such Financial Indebtedness remains unpaid for, or has not been discharged or stayed within, 14 consecutive days thereafter.

8.4.	Insolvency. Kenon is unable to pay its debts as they fall due, commences negotiations with its creditors with a view to the general readjustment, rehabilitation or rescheduling of its indebtedness (excluding, for the avoidance of doubt, any bona fide refinancing of then existing debt), makes a general assignment for the benefit of a rehabilitation scheme with its creditors, or is declared by a competent court or a governmental authority as being insolvent for the purposes of any applicable insolvency or bankruptcy law.

8.5.	Insolvency proceedings.

Any corporate action, legal proceedings or other procedure or step is taken in relation to:

8.5.1.	The winding-up, dissolution, administration, judicial management, rehabilitation or reorganization (by way of voluntary arrangement, scheme of arrangement or otherwise) of Kenon;

8.5.2.	the appointment of a liquidator, receiver, trustee, administrator, judicial manager, compulsory manager or other similar officer in respect of Kenon or any of its assets; or

8.5.3.	enforcement of any security or attachment over any assets of Kenon in each case in respect of indebtedness exceeding individually or in aggregate US$50,000,000 (fifty million US Dollars),

or any analogous procedure or step is taken in any jurisdiction or an application for the recognition of foreign proceedings under applicable law is made in respect of Kenon.

No Event of Default will occur under this Section 8.5 by reason of any legal proceedings or other procedure or step (or analogous procedure or step taken in any jurisdiction) presented or taken by any person other than by Kenon, as applicable, which is being contested in good faith and is fully cancelled or discharged within 45 (forty-five) Business Days of its commencement or presentation.

On and at any time after the occurrence of an Event of Default which is continuing, IC may, by written notice to Kenon: (i) cancel the Loan Facility or any part thereof whereupon it shall immediately be cancelled; (ii) declare that all or part of the Loans and the Qoros Guarantee Liability Amount then outstanding, together with accrued interest, and all other amounts accrued or outstanding under the Agreement be immediately due and payable, whereupon they shall become immediately due and payable; and/or (iii) declare that all or part of the Loans and the Qoros Guarantee Liability Amount then outstanding, together with accrued interest, and all other amounts accrued or outstanding under the Agreement be payable on demand, whereupon they shall immediately become payable on demand by IC.

In the event that all or any part of the Loans and the Qoros Guarantee Liability Amount have been declared payable pursuant hereto, IC shall be entitled to take all steps it deems fit in order to collect all sums owed by Kenon, including, to enforce any pledges granted pursuant to Section 7.3 and to realize all or any of the assets pledged under the security documents to recover any amounts owing by Kenon. For avoidance of doubt, the Events of Default set out in this Section 8 shall be in addition to, and nothing in this Section shall operate or be construed so as to prejudice or derogate from, any other rights, causes of action, remedies and relief available to IC under this Agreement or by applicable law.

Kenon acknowledges and agrees that any payment received by any of the foregoing (including following the enforcement or realization of any pledge and security interest created or granted to IC by Kenon in accordance with this Agreement) at a time when all amounts owing or that may become due and payable under this Agreement have not yet become due and payable, including in respect of any obligations, claims, charges and other liabilities of IC or that IC may incur in connection with the Qoros Guarantees, may be deposited by IC (or anyone acting on its behalf) in a weekly interest bearing cash deposit in a bank account at IC’s name, and shall thereafter be applied towards the payment of any such amounts owing or that may become due and payable under this Agreement, including amounts actually paid by IC in connection with any Qoros Guarantee, in accordance with Section 5.5. Following the full payment of all amounts due to IC under this agreement and following the Qoros Guarantee Liability Termination, the balance remaining in the aforementioned bank account (including all interest and proceeds accrued thereon) shall be paid to Kenon.

9.	Miscellaneous

9.1.	Announcements. The Parties agree to use reasonable efforts to coordinate in advance any public announcement or filing in respect of this Agreement or the transactions contemplated hereby required by applicable law or by the regulations of any applicable stock exchange, and otherwise neither Party shall communicate with any media without the prior written consent of the other party, provided that nothing herein shall prevent either Party from making such disclosures in any manner as it shall determine are required by applicable law. The foregoing notwithstanding, Kenon acknowledges that information provided by it in connection with this Agreement may be disclosed by IC in its public filings.

9.2.	Entire Agreement. This Agreement constitutes the entire agreement between the Parties hereto pertaining to the subject matter hereof, and any and all other written or oral agreements relating to the subject matter hereof existing between the Parties hereto are expressly cancelled.

9.3.	Amendment. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Parties.

9.4.	Limitation of Liability. In no circumstances shall IC be required to pay nor be liable to Kenon for any consequential, indirect or punitive damages, opportunity costs or lost profits (whether arising from its negligence or breach of contract or otherwise), save only that nothing herein shall exclude liability for fraud.

9.5.	Assignment.

9.5.1.	IC may, at any time, and without the consent of Kenon, assign or transfer all or any of its rights, benefits and obligations under the Agreement to any Financial Institution, provided that: (i) the transferee will take upon itself all such rights and obligations so transferred or assigned pursuant hereto and (ii) the assignment will not derogate from Kenon’s rights under this Agreement and will not impose on Kenon any further or increased liability whatsoever to indemnify the other party or to pay for any tax liabilities in pursuant to this Agreement that are not applicable to it prior to such assignment.

In this Section, “Financial Institution” means any bank, insurer, trust, fund (including pension funds, provident funds and investment funds) or any other entity, incorporated in any jurisdiction, which is regularly engaged in or established for the purpose of making, purchasing or investing in loans, securities or other financial assets and which is supervised by a governmental body in the country of its incorporation.

If as a result of circumstances existing at the date of the assignment or transfer, Kenon would be obliged to make an increased payment to the transferee in accordance with Section 5.3.1, then the transferee will only be entitled to receive payment under Section 5.3.1 to the same extent as the transferring party would have been if the assignment or transfer had not occurred.

9.5.2.	Kenon’s rights and obligations under this Agreement shall not be assigned, transferred or delegated without IC’s prior written consent, except that Kenon may assign its obligations under this Agreement to any affiliate thereof (being any person or entity which is directly or indirectly controlling or controlled by or under direct or indirect common control with Kenon), provided that Kenon shall remain liable for all such obligations, jointly and severally with such transferee and without prejudice to any rights of IC under this Agreement (for the purpose hereof Kenon irrevocably waives any defense it may have and any right of first requiring to proceed against or enforce any other rights or security or claim payment from any person before claiming payment from Kenon, irrespective of any law or the provision of any agreement to the contrary), and provided further that such transfer shall not prejudice any rights of IC under this Agreement. Any assignment or attempted assignment without IC’s written consent shall be void and of no force or effect.

9.6.	Successors and Assigns. Without prejudice to the provisions of Section 9.5 (Assignment), this Agreement shall inure to the benefit of, and be binding upon, the successors and assigns of the Parties hereto.

9.7.	Remedies. No failure to exercise, nor any delay in exercising, on the part of a party hereto, any right or remedy hereunder or under law shall operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise thereof or the exercise of any other right or remedy. The rights and remedies provided to the Parties under this Agreement are cumulative and not exhaustive or exclusive of any rights or remedies provided under applicable law. Specifically, the rights and remedies afforded to IC in Section 8 are not exhaustive or exclusive of any other causes of action in respect of breach (material or otherwise) or non-compliance which IC may claim against and/or remedies it may pursue in respect thereof. Any extension of time or waiver given, or compromise made, with respect to a specific event by IC, shall apply only with respect to such specific event and shall not be interpreted as applying to any other event and shall not derogate from IC’s rights under this Agreement or under applicable law (save as expressly stated in such waiver or compromise).

9.8.	No Third Party Beneficiaries. This Agreement is made for the Parties hereto, and no third party shall have any right hereunder or be deemed a beneficiary hereof (except as expressly set forth herein to the contrary).

9.9.	Notices. Any notice, demand or other communication required to be given by one Party to another under this Agreement shall be in writing and shall be deemed to have been served: (i) if personally delivered, when actually delivered; or (ii) if sent by facsimile or e-mail, on the day sent (and if such day is not a Business Day, the Business Day immediately following) subject to receipt of confirmation of transmission; or (iii) 5 (five) Business Days after being mailed by certified or registered mail, postage prepaid (for the purposes of proving such service, it being sufficient to prove that such notice was properly addressed and posted) to the respective addresses of the Parties set out herein:

if to IC:

Address:	Millennium Tower, 23 Aranha Street, P.O.B
20456, Tel Aviv, 61204, Israel

e-mail:	mayaak@israelcorp.com
natany@israelcorp.com

Attention:	Legal Department; Financial Department

if to Kenon:

Address:	1 Temasek Avenue #36-01
Millenia Tower
Singapore 039192

e-mail:	RobertR@kenon-holdings.com
TzahiG@kenon-holdings.com

Attention:	Legal Department, Finance Department

or at such other address or email as any Party shall have furnished to the other in writing in accordance with this Section.

9.10.	Governing Law. The internal laws of the State of Israel, without regard to its conflict of laws rules, shall govern the validity, the construction of its terms and the interpretation of the rights and duties of the Parties hereunder.

9.11.	Jurisdiction and Service of process. The appropriate courts in Tel-Aviv-Jaffa, Israel shall have exclusive jurisdiction over any dispute or claim in connection with this Agreement or any of the transactions contemplated hereby, and the Parties hereby irrevocably submit to such jurisdiction.

The parties agree that this Section is made for the benefit of IC only. As a result, IC shall not be prevented from taking proceedings to settle any matter, dispute or relating to this Agreement or to enforce any right or remedy it may have in connection herewith in any courts with jurisdiction in Singapore or in any jurisdiction in which Kenon has assets, as it may deem appropriate and necessary in its sole discretion. To the extent allowed by law, the taking of proceedings in one jurisdiction shall not limit preclude the taking of proceedings (whether concurrently or not) in any other jurisdiction.

Kenon hereby agrees that the process by which any suit, action or proceedings be initiated or conducted may be served on it by being delivered in connection with any such proceedings in Israel to IC Green Energy Ltd. (“IC Green”).

A copy of the appointment letter and the consent of IC Green to act as agent for service is attached hereto as Exhibit A. If the appointment of IC Green ceases to be effective, the undersigned shall immediately appoint another person or entity in Israel to accept service of process on its behalf in Israel and, failing such appointment within 21 (twenty one) days, service to the law firm of Meitar Liquornik Geva Leshem Tal Law Offices, to the attention of any two of the following: Advs. Dan Geva, Michael Rimon, Judith Gal-Or, Assaf Oz, Tomer Sela and David Glatt (or, in their absence, to any partner in that law firm) will constitute due service of process to Kenon. Nothing contained herein shall affect the right to serve process in any other manner permitted by applicable law.

9.12.	Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be enforceable against the Parties actually executing such counterparts, and all of which together shall constitute one instrument.

[Signature Page to Follow]

IN WITNESS WHEREOF, the Parties have executed this LOAN AGREEMENT as of the date first above written.

ISRAEL CORPORATION LTD.

/s/ Nir Gilad

By:	Nir Gilad

Title:	CEO

/s/ Avisar Paz

By:	Avisar Paz

Title:	CFO

KENON HOLDINGS LTD.

/s/ Yoav Doppelt

By:	Yoav Doppelt

Title:	CEO

SIGNATURE PAGE OF THE LOAN AGREEMENT

SCHEDULE 1

DRAWDOWN NOTICE

From:	Kenon Holdings Ltd.
To:	Israel Corporation Ltd.
Dated:	[ ]

Dear Sirs,

We refer to the loan agreement with you dated [            ], 2015 (the “Agreement”). Capitalized terms have the meanings given to them in the Agreement. We wish to borrow a Loan on the following terms:

(a)	Amount: US$[ ]

(b)	Date on which a Loan is to be made: [ ], (or, if that date is not a Business Day, the next Business Day), such date being a date falling within the Availability Period.

(c)	Payment delivery details for proceeds of the Loan:

[                    ]

We confirm that each of the conditions for submission of this Drawdown Notice as set forth by the Agreement is satisfied on the date of the requested drawdown (after giving effect thereto, if applicable).

Yours faithfully,

KENON HOLDINGS LTD.

EXHIBIT A

Kenon Holdings Ltd.

1Temasek Avenue #36-01, Millenia Tower

Singapore 039192

IC Green Energy Ltd.

19 Ha’arba’a St., Hatichon Tower

Tel-Aviv 61204, Israel

Attention: [●]

[●][●], 2015

Dear Sirs,

Re: Appointment of Process Agent

1.	We refer to the Loan Agreement dated day of January 2015, by and between Israel Corporation Ltd. (“IC”) and Kenon Holdings Ltd. (“Kenon”), as may be amended, supplemented, modified or replaced (the “Loan Agreement”). Terms used hereinafter and hereinabove shall have the meanings ascribed to them in the Loan Agreement (including any Schedules or Exhibits thereto), unless explicitly dictated otherwise herein.

2.	We hereby appoint you as our agent for service of process by which any suit, action or proceeding is begun in the courts of the State of Israel arising out of or in connection with the Loan Agreement, on the terms set out in this letter.

3.	Your appointment shall cease only upon receipt of notice of confirmation from IC (or any successor, assignee or representative thereof).

If the Loan Agreement is extended, amended, restated or otherwise modified, your appointment will, nonetheless, be extended and continued accordingly.

4.	On receipt of service of process addressed to us by which any suit, action or proceeding is begun in the courts of the State of Israel arising out of or in connection with the Loan Agreement, you shall:

4.1	accept service on our behalf;

4.2	notify in writing by email or by fax to the email address or the number stated in this letter, as applicable (or another email address or fax number notified in writing to you by us from time to time), in either case containing the following:

(a)	the date on which you accepted service of process on our behalf.

(b)	a request by you for the name of the law firm in the State of Israel to whom the originals of the document(s) served on you should be sent. but need not contain any other information nor details of the nature or substance of the claim made against us.

4.3	You shall also send a copy of the notice referred to in paragraph 4.2 to us by mail or courier to the address stated in this letter (or another address notified in writing to you by us from time to time) with a copy of the process served.

5.	Your dispatch of the notice referred to in paragraph 4.2 or paragraph 4.3 is a good discharge of your obligations contained in the relevant paragraph, whether or not we receive the relevant notice and whether or not you are aware that we may not have received a notice previously sent to us by you. If, in your opinion, your dispatch or our receipt of either of the notices to be sent to us pursuant to paragraph 4.2 or paragraph 4.3 might be prevented, hindered or delayed by a cause beyond your control (including, without limitation, interruptions in postal or other communications services) your obligations under those paragraphs are suspended until, in your opinion, dispatch will not be prevented, hindered or delayed in that way. While your obligations are suspended you shall, if the relevant telephone services are operating normally, use reasonable efforts to give us the information referred to in paragraph 4.2 by telephone call to the number stated in this letter (or another number notified in writing to you by us from time to time).

6.	You are instructed to notify us and IC of any change in your name or address as well as of any proposed change in your status that could lead to your winding-up or dissolution or of any contemplated cessation in maintaining an office or place of business in Israel.

7.	This letter and any obligations arising out of or in connection with it are governed by, and shall be construed in accordance with, Israeli law. The competent courts of Tel-Aviv-Jaffa, Israel shall have exclusive jurisdiction on any matters arising out of or in connection with this letter.

8.	Please acknowledge your acceptance of the terms of this letter by signing the acknowledgement below. We shall notify the parties to the Loan Agreement that you have accepted the terms of this letter and provide them with a copy of this letter and your acceptance.

Yours faithfully

a duly authorized representative of Kenon Holdings Ltd.

We acknowledge receipt of your letter of which this is a true copy. We accept the appointment as agent for service process described in the letter on the terms the letter sets out, and undertake to comply with such terms.

a duly authorized representative of IC Green Energy Ltd.

(Execution Version)

SUPPLEMENT NO. 1

TO THE LOAN AGREEMENT

This Supplement No. 1 (the “Supplement”) to the Loan Agreement dated 7 January 2015 is made and entered into as of the 17th day of March 2016, by and between Israel Corporation Ltd. (“IC”) and Kenon Holdings Ltd. (“Kenon”). IC and Kenon shall each be referred to as a “Party”, and collectively, the “Parties”.

WHEREAS, the Parties have entered into a Loan Agreement dated 7 January 2015 (the “Loan Agreement”);

WHEREAS, as security for its obligations under the Loan Agreement, Kenon pledged in first ranking pledge 6,600,066 ordinary shares of IC Power par value NIS 0.01 each (comprising 66% of the issued and outstanding share capital of IC Power) in favor of IC pursuant to Pledge Agreements dated 7 January 2015, 29 January 2015, 4 May 2015 and 7 October 2015 (the “Existing Pledges”);

WHEREAS, Kenon wishes to restructure its holdings in IC Power, by introducing ICPS (as defined below), a newly incorporated wholly-owned subsidiary of Kenon, as a new tier holding company to which all of the ICP Interests will be transferred under the ICPS IPO Restructuring (as defined below) pursuant to the Share Transfer Agreement (as defined below) and in consideration for the New ICPS Shares (as defined below) and undertaking to repay the Vendor Loans (as defined below), and which will seek to launch an initial public offering of its ordinary shares on the New York Stock Exchange (which offering will, when completed, constitute an IPO for the purposes of the Loan Agreement);

WHEREAS, pursuant to Section 7.5.2 of the Loan Agreement, the ICPS IPO Restructuring qualifies as a “Transaction” (as defined therein) which Kenon is permitted to enter into, subject to the terms set forth in the Loan Agreement;

WHEREAS, pursuant to Section 7.3.4 of the Loan Agreement, Kenon is required to grant (or cause to be granted) a pledge and security interest over ICPS Interests (and all related rights, including distributions thereon, benefits and proceeds in respect thereof or derived therefrom) in accordance with the terms of the Loan Agreement and the Existing Pledges;

WHEREAS, the parties further agreed to substitute for the Existing Pledges a security interest granted by ICPS over ICP Interests in favour of IC, as required in order to facilitate the ICPS IPO Restructuring, and further agreed that Kenon would grant IC with a security interest in respect of the Vendor Loans the subject of the 145M Loan Agreement (as defined below) and any ICPS Interests that may be issued in conversion thereof, and to add to, and implement certain terms of, the Loan Agreement, all set forth in this Supplement;

NOW, THEREFORE, the Parties hereby agree as follows:

1.	Definitions and Interpretation

1.1.	The preamble and any schedules, exhibits or appendices hereto form an integral part of this Supplement.

1.2.	In addition to the terms defined elsewhere in this Supplement, the following terms shall have the meanings given to them in this paragraph:

1.2.1.	“Supplement 1 Date” means the date upon which IC notifies Kenon in writing that it has received all of the Schedule 1 Documents (as defined below);

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(Execution Version)

1.2.1.	“ICPS” means IC Power Pte. Ltd., (Company Registration Number: 201511865D), a company incorporated in Singapore and having its registered office at 80 Raffles Place, #26-01, UOB Plaza, Singapore 048624; and

1.2.2.	“ICPS Interests” means (i) shares of ICPS and any other securities or rights convertible into, exercisable for or otherwise conferring the right to acquire, shares of ICPS, in each case on a fully diluted basis, and (ii) any other means of control (within the meaning of that term under the Israeli Securities Law, 1968) in ICPS, either directly or indirectly, by virtue of the holding of any security, by agreement or otherwise.

1.2.3.	“Vendor Loans” means loans in an aggregate amount of US$220,000,000 to be provided by Kenon to ICPS, pursuant to the 145M Loan Agreement and the 75M Loan Agreement, in connection with financing the acquisition by ICPS of the ICP Interests from Kenon pursuant to the Share Transfer Agreement.

1.2.4.	“Vendor Loan Agreements” means the 145M Loan Agreement and the 75M Loan Agreement.

1.2.5.	“145M Loan Agreement” means one of two loan agreements (the other being the 75M Loan Agreement) to be entered into by Kenon and ICPS pursuant to which ICPS will received Vendor Loans to finance a portion of the cash consideration payable by it to Kenon for the acquisition of the ICP Interests from Kenon pursuant to the Share Transfer Agreement.

1.2.6.	“75M Loan Agreement” means one of two loan agreements (the other being the 145M Loan Agreement) to be entered into by Kenon and ICPS pursuant to which ICPS will received Vendor Loans to finance a portion of the cash consideration payable by it to Kenon for the acquisition of the ICP Interests from Kenon pursuant to the Share Transfer Agreement.

1.3.	Terms, words and expressions defined in the Loan Agreement, and not otherwise defined herein, shall bear the same meaning as in the Loan Agreement. All references in this Supplement to paragraphs are references to paragraphs of this Supplement and references to Sections are references to sections of the Loan Agreement.

1.4.	The provisions of the Loan Agreement concerning principles of construction or interpretation shall apply to this Supplement as if set out herein.

2.	Application of Certain Provisions of the Loan Agreement with regard to the ICPS IPO Restructuring

Effective as of the Supplement 1 Date, the Loan Agreement shall be supplemented as follows:

2.1.	The definitions set out in this Supplement (including in paragraph 1.2 thereof) shall be read and construed as if set out in the Loan Agreement.

2.2.	Without derogating from the generality of Section 2.6 below, the definition of “IPO” in Section 1.2.16 of the Loan Agreement shall refer to an initial public offering of the shares or equity securities of ICPS and references to such term in Section 7.5 of the Loan Agreement shall be construed accordingly.

2.3.	Pursuant to Section 7.3.4 of the Loan Agreement, Kenon undertakes to grant (or cause to be granted) the following pledges and security interest in favor of IC as security for the full and punctual payment of all amounts owing by Kenon to IC from time to time under this Agreement:

(a)	a first ranking priority fixed pledge and security interest in favor of IC with respect to ICP Interests comprising 66% of all ICP Interests issued and outstanding as of the Supplement 1 Date, in substitution for the Existing Pledges substantially in the form of the security documents used by the parties in connection with the Existing Pledges;

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(Execution Version)

(b)	a first ranking priority fixed pledge and security interest in favor of IC with respect to ICPS Interests comprising 66% of all ICPS Interests issued and outstanding as of the Supplement 1 Date (including the New ICPS Shares), substantially in the form of the Security over Shares Agreement (as defined in Schedule 1 hereto); and

(c)	a security assignment in respect of the rights, title and interest of Kenon under the 145M Loan Agreement for the benefit of IC, including with respect to any future ICPS Interests that may be issued to Kenon upon conversion of the Vendor Loans pursuant to such 145M Loan Agreement from time to time, substantially in the form of the Security Assignment Agreement (as defined in Schedule 1 hereto).

2.4.	It is expressly ackowledged that IC shall not have a security interest in the rights of Kenon under the 75M Loan Agreement. Nowithstanding the foregoing, pursuant to Section 7.3.4 of the Loan Agreement, Kenon undertakes that:

(a)	it shall not cause ICPS to prepay any amounts under the 75M Loan Agreement if such prepayment would result in the occurrence of an Event of Default (as such term is defined in Loan Agreement);

(b)	not to exercise any Conversion Right under the Vendor Loans if the exercise of such right results in the shares of ICPS that are subject to the Security over Shares Agreement and the Security over Shares Agreement to be entered into pursuant to Security Assignment Agreement constituting less than 66% of all the issued and outstanding shares of ICPS as of the date of such conversion ; and

(c)	following the occurrence of an event of default (being an Event of Default as defined under the Loan Agreement) and while it is continuing, not to cause ICPS to repay in cash, nor enforce any of its rights under the Vendor Loan Agreements so as to result in, ICPS repaying in cash any part of the principal amounts owing under either of the Vendor Loan Agreements unless such repayments are in the same proportion to the principal amounts outstanding under each of the Vendor Loan Agreements.

For the purpose of this Section, a Conversion Right means a right to convert amounts owed to it under the terms of the Vendor Loan Agreements (as the case may be) into shares of ICPS.

2.5.	The Parties hereby agree that in the event that Kenon shall notify IC that ICPS has printed a Red Herring Prospectus in connection with the commencement of a roadshow in respect of the IPO (the date of Kenon’s notice of same, a “Red Herring Date”), the following shall apply:

(a)	The pledge and security interest in respect of ICP Interests granted by ICPS shall be released effective immediately, subject to the undertakings of Kenon under this Section.

(b)	Kenon shall be entitled and authorized to (and shall be responsible for) date and use the Red Herring Release Documents (as defined below) to strike out the pledge and security interest over ICP Interests from any public registry and to instruct IC Power to remove any record of such pledge and security interest made in its shareholder register and for the purpose hereof, to request of the Escrow Agent to release the Red Herring Release Documents (as defined below) in accordance with the terms of the Escrow Instructions (as defined below).

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(Execution Version)

(c)	Upon the occurrence of the following condition (the “Pledge Reinstatement Condition”): an IPO has not been consummated by the expiry of eight (8) weeks from the Red Herring Date (or such other date as the Parties may agree in writing) (such date, an “Offering Launch Expiry Date”), Kenon and ICPS will thereupon reinstate (and Kenon will cause ICPS to so reinstate) the pledge and security interest over 66% of ICP Interests in favour of IC substantially in the form of the security documents used by the parties in connection with the Existing Pledges and in accordance with the security documents agreed between the Parties, and shall take all action and deliver all documents required in respect thereof in accordance with the Loan Agreement and the ICP Share Pledge Agreement (as defined in Schedule 1 hereto). For the purpose aforesaid, Kenon or ICPS will deliver to MLG&LB Trust Ltd. (the “Escrow Agent”) on the Red Herring Date an undated executed set of ICP Pledge Reinstatement Documents (as defined below). Within seven (7) days from receiving a letter signed by IC confirming the occurrence of the Pledge Reinstatement Condition (a copy of which will be delivered concurrently to Kenon and ICPS) and if not legally barred by order of a competent court, the Escrow Agent shall deliver the ICP Pledge Reinstatement Documents to IC and IC is hereby authorized and empowered to date the ICP Pledge Reinstatement Documents (with the Offering Launch Expiry Date) and submit the documents required for the filing and registration of the ICP Share Pledge Agreement, and the pledge and security interest constituted thereby, with the Israeli Registrar of Pledges and with ACRA.

(d)	Until the earlier of the consummation of an IPO and the reinstatement of the pledge and security interest over the ICP Interests in accordance with paragraph (c) of this Section 2.5, Kenon and ICPS will not (and Kenon will ensure that ICPS will not) (i) sell, assign, transfer (by operation of law or otherwise), or otherwise dispose of, or grant any option with respect to, any of the ICP Interests, nor (ii) create or permit to exist any lien, security interest, option or other charge or encumbrance upon or with respect to any of the ICP Interests.

In this Section -

“Red Herring Prospectus” means a preliminary prospectus in connection with the IPO, in which the expected price range for the shares to be offered to the public thereunder is completed on the cover page of such preliminary prospectus and on the basis of which ICPS shall conduct its roadshow (or use some other manner of collecting binding purchase orders) for such offering.

2.6.	All references in the Loan Agreement to IC Power and to ICP Interests shall be read and construed as references to ICPS and to ICPS Interests, respectively (and shall cease to apply to IC Power and to ICP Interests), save for such references contained in any recital paragraphs and in Sections 1.2.11, 1.2.12, 7.3.1, 7.3.1A and 7.3.5 of the Loan Agreement (which will continue to apply to IC Power and to ICP Interests only) and in Sections 7.1 (which will cease to apply to ICP once the ICP Interests are no longer pledged) and 7.2.2 (which will be read and construed as referring to both ICPS and IC Power). It is hereby agreed that reference in Section 7.3.6 to the Loan Agreement to the release of the pledges created under the Loan Agreement shall be read and construed as reference also to the securities created under Sections 2.3(c) hereto.

2.7.	Until the consummation of an IPO, the events of default set out in Sections 8.3, 8.4 and 8.5 of the Loan Agreement shall be construed such that any reference therein to Kenon shall be read as a reference to each of Kenon or ICPS, as may be applicable.

2.8.	Kenon undertakes that before effecting or entering into any Transaction (including an initial public offering) in respect of IC Power or the pledged ICP Interests (as applicable) prior to an IPO it shall notify IC thereof and the Parties shall consult in good faith to determine what adjustment is likely to be appropriate to account for the effect of such Transaction and to achieve the outcome that would have applied had the Parties not effected the arrangements pursuant to this Supplement.

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(Execution Version)

3.	Representations

The representations and warranties set out in Section 6 of the Loan Agreement are true and correct as of the date hereof and the Supplement 1 Date as if made on such dates with reference to the facts and circumstances then existing, and such that references to the Loan Agreement therein shall be construed as references which include this Supplement.

4.	Completion of ICPS IPO Restructuring and Conditions Subsequent

4.1.	On the Supplement 1 Date, being the date on which IC notifies Kenon in writing that it has received all of the documents listed in paragraph 1 of Schedule 1 (the “Schedule 1 Documents”), all of the following will be completed, satisfied and complied with:

4.1.1.	Kenon will transfer 10,000,100 ordinary shares of IC Power par value NIS0.01 each, comprising all of the issued and outstanding share capital of IC Power (of which 6,600,066 ordinary shares (66%) are subject to the Existing Pledges and as of the Supplement 1 Date shall be subject to the pledge and security interest created by the ICP Share Pledge Agreement), to ICPS, a wholly-owned subsidiary of Kenon.

4.1.2.	In consideration for the transfer to it by Kenon of the ICP Interests, ICPS shall (i) issue to Kenon 559,309 ordinary shares in the capital of ICPS (the “New ICPS Shares”), which together with one ordinary share of ICPS issued and outstanding and owned by Kenon as of the date hereof, will constitute the entire (100%) ICPS Interests, free and clear of any charge, pledge, lien or other security interest (other than pursuant to the ICPS Share Pledge Agreement), options, third party rights or any restrictions or limitations on transfer; and (ii) undertake to repay the Vendor Loans pursuant to the 145M Loan Agreement and the 75M Loan Agreement (the transactions under paragraphs 4.1.1 and 4.1.2, the “ICPS IPO Restructuring”).

4.1.3.	IC will deliver to Kenon executed pledge annulment notification forms for the removal of the Existing Pledges from the public registry maintained by the Israeli Registrar of Pledges and by ACRA.

4.1.4.	IC will deliver to Kenon and IC Power a notice of its consent to the transfer of all of the shares in IC Power that are subject to the Existing Pledges from Kenon to ICPS in the form attached hereto as Annex 4.1.4.

4.1.5.	IC will deliver to the Escrow Agent (i) undated executed pledge annulment notification forms in respect of the pledge and security interest over ICP Interests registered with the Israeli Pledges Registrar under the ICP Share Pledge Agreement; (ii) undated executed pledge annulment notification forms in respect of the pledge and security interest over ICP Interests registered with ACRA under the ICP Share Pledge Agreement; and (iii) undated executed instructions to IC Power that it may delete the annotation entered in its internal shareholder register in respect of such pledge (together, the “Red Herring Release Documents”) all in the form attached hereto as Annex 4.1.5A. The Red Herring Release Documents will be held by the Escrow Agent in escrow and may be used in accordance with the escrow instructions in form attached hereto as Annex 4.1.5B (the “Escrow Instructions”).

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(Execution Version)

4.1.6.	Kenon will deliver to the Escrow Agent (i) an undated executed pledge agreement in the form of the ICP Share Pledge Agreement in respect of the pledge and security interest over ICP Interests to be reinstated in accordance with Section 2.5(c) above; (ii) undated executed pledge notification forms in respect of such pledge to be registered with the Israeli Pledges Registrar; (iii) undated executed statement containing particulars of charge in relation to the charge of and security interest over the ICP Interests which will be filed with ACRA; (iv) an authorisation letter authorising ICPS’s legal counsel to file the above statement containing particulars of charge with ACRA; and (v) undated executed instructions to IC Power to reinstate the annotation in its internal shareholder register in respect of such pledge (together, the “ICP Pledge Reinstatement Documents”). The ICP Pledge Reinstatement Documents will be held by the Escrow Agent in escrow and may be used in accordance with the Escrow Instructions.

For the purpose of Section 4.1 hereto, delivery of the Schedule 1 Document shall be deemed completed by Kenon and ICPS by emailing of signed and scanned versions of the Schedule 1 Documents with a written confirmation from Adv. Robert Rosen that the originals of the executed Schedule 1 Documents are duly signed and will be promptly sent by express courier to IC.

For the purpose of Section 4.1.5 hereto, delivery of the ICP Pledge Reinstatement Documents shall be deemed completed by emailing of signed and scanned versions thereof to the Escrow Agent with a written confirmation from Adv. Robert Rosen that the originals of the executed ICP Pledge Reinstatement Documents are duly signed and will be promptly sent by express courier to the Escrow Agent.

4.2.	Kenon will pay to IC on or before the Supplement 1 Date the amount of all costs and expenses (including legal fees) reasonably incurred by IC in connection with the negotiation, preparation and entry into this Supplement, not exceeding an amount of US$115,000.

4.3.	Kenon undertakes to deliver the documents set out in paragraph 2 of Schedule 2 (or cause the same to be delivered) to IC as soon as reasonably practicable, but not later than 7 Business Days following the Supplement 1 Date.

4.4.	ICPS undertakes to deliver the documents set out in paragraph 3 of Schedule 3 (or cause the same to be delivered) to IC as soon as reasonably practicable, but not later than 10 Business Days following the Supplement 1 Date.

5.	Notices

5.1.	Notwithstanding the provisions of Section 9.9 (Notices), and in addition to the provisions of Section 9.11 (Jurisdiction and Service of process), of the Loan Agreement, any notice, demand or other communication required to be given by IC to Kenon and/or ICPS under the Loan Agreement and this Supplement will be sent, and copies of any documents served on IC Green or any other service of agent for process will also be sent, to Kenon and ICPS to their respective addresses set out herein by email to all email addresses set out below together with registered mail or hand delivery:

if to Kenon:

Address:	1 Temasek Avenue #36-01
Millenia Tower
Singapore 039192

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e-mail:	RobertR@kenon-holdings.com
TzahiG@kenon-holdings.com
yoavd@kenon-holdings.com

Attention:	Legal Department, Finance Department

if to ICPS:

Address:	1 Temasek Avenue #36-01
Millenia Tower
Singapore 039192

e-mail:	RobertR@kenon-holdings.com
TzahiG@kenon-holdings.com
yoavd@kenon-holdings.com

Attention:	Legal Department, Finance Department

or at such other address or email as such Parties shall have furnished to the other in writing in accordance with this Section and Section 9.9 of the Loan Agreement.

6.	General Provisions

6.1.	This Supplement shall be read and construed together with the Loan Agreement as one agreement, and, save as expressly amended by this Supplement, all terms and conditions of the Loan Agreement shall remain unaltered and in full force and effect.

6.2.	Nothing in this Supplement shall constitute a waiver by IC of any of the rights or remedies available to it under the Loan Agreement or any security.

6.3.	This Supplement shall be construed in accordance with, and governed in all respects by, the internal laws of the State of Israel, without regard to its conflict of laws rules.

6.4.	This Supplement may be executed in any number of counterparts (including by fax transmission and email) all of which, taken together, shall constitute one and the same Supplement and any parties may enter into this Supplement by executing a counterpart.

[Signature Page to Follow]

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IN WITNESS WHEREOF, the Parties have executed this SUPPLEMENT NO. 1 to the LOAN AGREEMENT as of the date first above written.

ISRAEL CORPORATION LTD.		KENON HOLDINGS LTD.

By:	Adv. Maya Alcheh-Kaplan	By:

Title:	Executive V.P., General Counsel and Company Secretary	Title:

By:	Mr. Sagi Kabla

Title:	CFO

Acceptance and undertaking of ICPS

We, the undersigned, IC Power Pte. Ltd., hereby accept and undertake in favour of IC, without prejudice to the obligations and liabilities of Kenon, to comply with and to observe the terms of the Loan Agreement. We confirm that this acceptance and undertaking has been duly signed by our authorised signatories, and is binding on us for all intents and purposes in accordance with its terms.

IC POWER PTE. LTD.

By:

Title:

IN WITNESS WHEREOF, the Parties have executed this SUPPLEMENT NO. 1 to the LOAN AGREEMENT as of the date first above written.

ISRAEL CORPORATION LTD.	KENON HOLDINGS LTD.

By:	By:	KENNETH GILBERT CAMBIE

Title:	Title:	DIRECTOR

Acceptance and undertaking of ICPS

We, the undersigned, IC Power Pte. Ltd., hereby accept and undertake in favour of IC, without prejudice to the obligations and liabilities of Kenon, to comply with and to observe the terms of the Loan Agreement. We confirm that this acceptance and undertaking has been duly signed by our authorised signatories, and is binding on us for all intents and purposes in accordance with its terms.

IC POWER PTE. LTD.

By:	Tzahi Goshen

Title:	Director

Schedule 1 - Conditions to Supplement

1.	Conditions Precedent

1.1.	A copy of:

1.1.1.	the share certificates in respect of the ICPS Interests;

1.1.2.	the stock transfer forms or equivalent duly executed by Kenon in blank in relation to the ICPS Interests; and

1.1.3.	the register of members of ICPS extracted from the Accounting and Corporate Regulatory Authority in Singapore (“ACRA”).

1.2.	A copy of a charge agreement granting a first ranking charge and security interest in favor of IC over the ICPS Interests in the form of the Security over Shares Agreement attached hereto as Annex 1.2 (the “Security over Shares Agreement”) duly executed by Kenon and IC.

1.3.	A copy of the 145M Loan Agreement in the form attached hereto as Annex 1.3, duly executed by each of Kenon and ICPS.

1.4.	A copy of the 75M Loan Agreement in the form attached hereto as Annex 1.4, duly executed by each of Kenon and ICPS.

1.5.	A copy of a Security Assignment of Intercompany Loan Agreement in respect of the rights, title and interest of Kenon under the 145 M Loan Agreement entered into by Kenon for the benefit of IC in the form attached hereto as Annex 1.5 (the “Security Assignment Agreement”) duly executed by Kenon and IC.

1.6.	A copy of a pledge agreement granting a first ranking pledge and security interest in favor of IC over the ICP Interests in the form delivered with respect to the Existing Pledges (the “ICP Share Pledge Agreement”) duly executed by ICPS and IC.

1.7.	A copy of the share transfer agreement in the form of the Share Transfer Agreement attached hereto as Annex 1.3 (the “Share Transfer Agreement”) duly executed by Kenon and ICPS.

1.8.	The documents required for the filing and registration of the ICP Share Pledge Agreement, the Security over Shares Agreement, the Security Assignment Agreement, and the pledges, charges and security interests constituted thereby with ACRA.

1.9.	The notice required for the filing and registration of the ICP Share Pledge Agreement and the pledge and security interest constituted thereby with the Israeli Registrar of Pledges.

1.10.	Executed instructions of ICPS to IC Power pursuant to the ICP Share Pledge Agreement.

1.11.	A copy of the updated shareholder register of IC Power (evidencing the pledge and security interest created by the ICP Share Pledge Agreement).

1.12.	A copy of the constitutional documents of Kenon and ICPS.

1.13.	A copy of the resolutions of the board of directors of ICPS:

1.13.1.	approving the terms of, and the transactions contemplated by, this Supplement, the ICP Share Pledge Agreement, the Share Transfer Agreement, the 145M Loan Agreement, the 75M Loan Agreement and the Security Assignment Agreement (the “ICPS Documents”) and resolving that it executes the ICPS Documents;

1.13.2.	authorising a specified person or persons to execute the ICPS Documents on its behalf; and

1.13.3.	authorising a specified person or persons, on its behalf, to sign and/or despatch all documents and notices to be signed and/or despatched by it under or in connection with the ICPS Documents.

1.14.	A copy of a certificate under Section 76A(6) of the Companies Act, Chapter 50 of Singapore in relation to compliance with the Singapore financial assistance whitewash procedures by ICPS.

1.15.	A copy of the resolutions of the board of directors of Kenon:

1.15.1.	approving the terms of, and the transactions contemplated by this Supplement, the Security Over Shares Agreement, the Share Transfer Agreeement, the 145M Loan Agreement, the 75M Loan Agreement and the Security Assignment Agreement (the “Kenon Documents”) and resolving that it executes the Kenon Documents;

1.15.2.	authorising a specified person or persons to execute the Kenon Documents; and

1.15.3.	authorising a specified person or persons, on its behalf, to sign and/or despatch all documents to be signed and/or despatched by it under or in connection with the Kenon Documents.

1.16.	A copy of the resolutions in writing of the sole shareholer of the issued shares in ICPS approving the terms of, and the transactions contemplated by, the ICPS Documents.

1.17.	A certificate, in the form attached hereto as Annex 1.17, signed by duly authorised signatory/ies of Kenon confirming that as of the Supplement 1 Date, no Default, breach of or non-compliance with any material undertaking or material condition contained in the Loan Agreement has occurred and is continuing.

Schedule 2 - Conditions to Supplement

2.	Conditions Subsequent

2.1.	Evidence of the filing with ACRA of the documents referred to in paragraph 1.8 of Schedule 1.

2.2.	Evidence of the filing with Israeli Registrar of Pledges of the documents referred to in paragraph 1.9 of Schedule 1.

2.3.	Evidence of payment of stamp duty and any and all fees and charges payable in Singapore in respect of the documents referred to in paragraph 1.8 of Schedule 1.

2.4.	A legal opinion of Allen & Gledhill LLP with respect to:

2.4.1.	the Security over Shares Agreement and the Security Assignment Agreement and the charges and security interests constituted thereby; and

2.4.2.	the capacity of ICPS to enter into the ICP Share Pledge Agreement,

in each case, in the form attached hereto as Annex 2.4.

Schedule 3 - Conditions to Supplement

3.	Conditions Subsequent (ICPS)

3.1.	A copy of a resolution signed by all the holders of the issued shares in ICPS adopting such changes to the constitutional documents of ICPS as IC reasonably requires to, among other things, remove any restriction on any transfer of shares in ICPS pursuant to any enforcement of the Security over Shares Agreement in the form attached hereto as Annex 3.1.